INTERNATIONAL LAND ALLIANCE, INC.
350 10th Ave., Suite 1000
San Diego, California 9211
Tele: (877) 661-4811

December 7, 2017

REVISED

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Attn:	Dietrich A. King, Assistant Director
David Lin, Staff Attorney
Amit Pande, Accounting Branch Chief
John A. Spitz, Staff Accountant

Re:	International Land Alliance, Inc. ("Registrant" and/or "Company")
Amendment No. 7 to Registration Statement on Form S-1 (the "Registration Statement")
Filed on December 4, 2017
File No. 333-209484

Gentlepersons:

On behalf of the Registrant, I hereby request "acceleration" of the effective date of the Registration Statement to 12:00 p.m., Washington, D.C. time, on Monday, December 11, 2017, or as soon thereafter as practical.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

By: /s/ Roberto Jesus Valdes
       Roberto Jesus Valdes, President & CEO